UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	1-32630

Fidelity National Financial, Inc.

(Exact name of registrant as specified in its charter)

601 Riverside Avenue, Jacksonville, Florida 32204, (904) 854-5100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

FNFV Group Common Stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

FNF Group Common Stock, par value $0.0001 per share

Plan Participation Interests in the Fidelity National Financial Group 401(k) Profit Sharing Plan

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Fidelity National Financial, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 2, 2018	By:	/s/ Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President, General Counsel and Corporate Secretary